UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zenvia Inc.

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

Cassio Bobsin

Avenida Paulista, 2300, 18th Floor

São Paulo, São Paulo, 01310-300

Brazil

with a copy to:

Grenfel S. Calheiros and Paulo F. Cardoso

Simpson Thacher & Bartlett LLP

Av. Presidente Juscelino Kubitschek, 1455 - 12th Floor

São Paulo, São Paulo 04543-011
Brazil

Tel: 55 (11) 3546-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Bobsin Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,358,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,358,280
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,358,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
2

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Cassio Bobsin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,358,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,358,280
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,358,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
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Item 1.	Security and Issuer

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on September 8, 2022 (as amended the "Schedule 13D") related to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Zenvia Inc. (the “Issuer”). The Issuer’s principal executive office is located at Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 9, 2022, Bobsin Corp. acquired 21,890 Class A Common Shares in the open market, for a purchase price per share of $2.094459, representing an aggregate purchase price of $45,847.71. These Class A Common Shares were purchased with the personal funds of Cassio Bobsin.

On November 1, 2022, Bobsin LLC transferred 9,578,220 Class B Common Shares to Bobsin Corp. No consideration was paid to Bobsin LLC in connection with such transfer. Bobsin LLC was dissolved on December 27, 2022.

On January 31, 2024, the Issuer entered into an investment agreement with Bobsin Corp (the “Investment Agreement”) pursuant to which the Issuer agreed to issue and sell to Bobsin Corp and Bobsin Corp agreed to purchase from the Issuer 8,860,535 Class A Common Shares for an aggregate purchase price of $10,101,010.00 representing a price of $1.14 per Class A Common Share. The closing of the Investment Agreement is anticipated to occur during the week of February 5, 2024 (the “Closing”).

The Class A Common Shares to be purchased by Bobsin Corp. pursuant to the Investment Agreement will be purchased with the personal funds of Cassio Bobsin.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Pursuant to the Investment Agreement, Bobsin Corp has agreed, subject to specified limited exceptions, not to dispose of or hedge, or publicly disclose the intention to dispose of or hedge, any of the Class A Common Shares purchased pursuant to the Investment Agreement for a period of 180 days after the Closing. Pursuant to the terms of the Investment Agreement, for a period of 3 years from the Closing, Bobsin Corp. will be entitled to receive cash or equity returns on its investment upon the occurrence of certain liquidity or corporate transaction events, as calculated pursuant to formulas contained in the Investment Agreement.

The description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

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(a) and (b) Calculations of the percentage of the Class A Common Shares beneficially owned is based on 18,219,545 Class A Common Shares outstanding as of November 17, 2023, based on information disclosed by the Issuer in its proxy materials filed by the Issuer in the Form 6-K filed with the SEC on November 17, 2023, plus the additional 8,860,535 Class A Common Shares issued pursuant to the Investment Agreement and takes into account Class A Common Shares underlying the Options (defined below) exercisable within 60 days and Class B common shares of the Issuer beneficially owned by each of the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Mr. Bobsin beneficially owns an aggregate of 19,358,280 shares, as follows: (i) 9,780,060 Class A Common Shares directly held by Bobsin Corp and (ii) 9,578,220 Class B common shares of the Issuer directly held by Bobsin Corp, convertible at any time at the option of the holder and automatically upon transfer, subject to certain exceptions, into 9,578,220 Class A Common Shares, representing in the aggregate approximately 52.8% of the outstanding Class A Common Shares calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”).  Cassio Bobsin is the sole member of Bobsin Corp.

Each Class A Common Share is entitled to one vote, and each Class B common share is entitled to ten votes.

(c) Except as set forth in this Schedule 13D, there have been no transactions in Class A Common Shares by any of the Reporting Persons in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Bobsin LLC was dissolved on December 27, 2022. Prior to its dissolution, Bobsin LLC ceased to be the beneficial owner of more than five percent of the Issuer's Class A Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 and Item 5 of the Schedule 13D are incorporated herein by reference.

In connection with the Issuer’s long term incentive plans, Mr. Bobsin was granted, for his service as Chief Executive Officer of the Issuer, (i) on August 3, 2022, 26,410 restricted Class A Common Shares to vest in full on December 3, 2024; (ii) on January 1, 2023, 385,486 restricted Class A Common Shares, to vest in full on January 1, 2025; and (iii) on February 2, 2024, restricted 399,633 Class A Common Shares, to vest in in full on February 2, 2027 (items (i), (ii) and (iii), the “Restricted Shares”). The Restricted Shares are subject to certain vesting conditions, including Mr. Bobsin's continued service to the Issuer. None of the Restricted Shares are vested as of the date hereof nor will be vested within 60 days of the date hereof.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

D.                    Investment Agreement (filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

BOBSIN CORP.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Sole Member

CASSIO BOBSIN

/s/ Cassio Bobsin